Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

SECOND QUARTER 2017 RESULTS

•                  Net loss of $290 million includes $220 million of net foreign exchange loss; adjusted Net income of $31 million

•                  Adjusted EBITDA of $424 million reflects strong lottery results and global gaming machine sales

•                  Net debt of $6,999 million, down from $7,569 million at 2016 year end

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — August 1, 2017 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter and six months ended June 30, 2017. Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call and webcast to present the second quarter results; access details are provided below.

“Our second quarter results reflect strong key performance indicators for both our global Lottery and Gaming businesses,” said Marco Sala, CEO of IGT. “Lottery growth is benefiting from innovation and effective sales and product marketing initiatives. In Gaming, the global installed base was up and unit sales of gaming machines were higher, as were average selling prices, all supported by strong demand for new cabinets. Overall, we are pleased with the results of the first half, and we expect a more robust product offer to support stronger sales and profit levels in the second half of the year.”

“We’ve made a lot of good progress on many levels so far this year,” said Alberto Fornaro, CFO of IGT. “We are lowering our debt and we are enhancing cash generation through disciplined asset and financial management. We are maintaining our outlook for adjusted EBITDA and net debt for the year, and have modestly reduced capital expenditures to account for certain timing shifts.”

Summary of Consolidated Second Quarter 2017 Financial Results

				Constant
				Currency
	Quarter Ended June 30,		Change	Change
(In $ millions, unless otherwise noted)	2017	2016	(%)	(%)
Revenue	1,220	1,285	-5%	-5%
Operating Income	192	171	12%	12%
Net (loss) income per diluted share	(1.43)	0.36	NA	NA
Net debt	6,999	7,830	-11%	NA
Adjusted EBITDA	424	443	-4%	-4%
Adjusted Operating Income	264	290	-9%	-9%
Adjusted net income per diluted share	0.15	0.43	-65%	NA

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

Overview of Consolidated Second Quarter Results

Consolidated revenue was $1,220 million compared to $1,285 million in the second quarter of 2016. The constant currency decline of 5% is mostly attributable to the new Lotto concession dynamics and the sale of Double Down Interactive LLC (“DoubleDown”), which closed on June 1, 2017.

Global lottery same-store revenue, excluding Italy, grew 2.6% in the second quarter, on top of strong North America jackpot activity in the prior year period. Excluding multi-state jackpot games, global lottery same-store revenue grew 4.9%. In Italy, late numbers activity was lower than the elevated levels in the second quarter of 2016. Excluding late numbers, Italy Lotto wagers increased 1%.

Gaming service revenue was primarily impacted by the sale of DoubleDown. The global installed base continues to grow, rising 2,701 units from the prior-year period. Global gaming product revenue increased 5% over the second quarter of 2016 driven by 25% growth in terminal sales that was partially offset by lower systems sales. The Company shipped 8,884 gaming machines worldwide during the second quarter, led by strong replacement unit demand.

Operating income was $192 million, compared to $171 million in the second quarter of 2016, and Adjusted operating income was $264 million compared to $290 million in the prior-year period. Adjusted EBITDA was $424 million compared to $443 million in the second quarter of 2016, reflecting the DoubleDown sale and the new Italy Lotto concession terms that were partially offset by disciplined operating expense management.

Interest expense was $116 million compared to $118 million in the prior-year period.

Net loss attributable to IGT was $290 million in the second quarter of 2017 inclusive of $220 million of net foreign exchange loss. On an adjusted basis, net income attributable to IGT was to $31 million. The Company reported a net loss per diluted share of $(1.43) and earned $0.15 per diluted share on an adjusted basis.

Cash from operations was $543 million in the first half of the year and capital expenditures were $371 million. The Company made the final $185 million upfront installment payment for the new Lotto concession in Italy during the second quarter.

Cash and cash equivalents were $495 million as of June 30, 2017, compared to $294 million as of December 31, 2016. Net debt was $6,999 million as of June 30, 2017.

Operating Segment Review

North America Gaming & Interactive

Revenue for North America Gaming & Interactive was $310 million compared to $350 million in the second quarter of 2016. Comparability is affected by the sale of DoubleDown.

Service revenue was $208 million compared to $246 million in the prior-year period, reflecting the DoubleDown sale and a year-over-year decrease in the installed base. Product sales were $102 million compared to $104 million in the second quarter of 2016, which benefitted from a large system sale. Terminal sales improved 16%, driven by higher average selling prices and increased new and expansion unit shipments. The segment shipped 5,293 gaming machine units in the quarter compared to 5,163 units in the prior-year period.

Operating income for North America Gaming & Interactive was $76 million compared to $88 million in the second quarter of 2016. The decline is primarily due to lower revenues, largely from the sale of DoubleDown, and partially offset by a decrease in operating expenses.

North America Lottery

North America Lottery revenue was $293 million in the second quarter of 2017, compared to $286 million reported in the second quarter of 2016. The growth reflects solid same-store revenue growth, as well as an incentive contribution from the New Jersey Lottery. Excluding the New Jersey contribution, revenue declined as same-store revenue growth was offset by the exit of certain contracts and lower product sales.

Service revenue was $278 million compared to $267 million in the second quarter of 2016. Same-store revenue growth of 2.2% was supported by 5.6% growth in draw-based games and instant tickets, offset by lower jackpot game activity and the exit of certain low-margin contracts. Product sales were $15 million compared to $19 million in the second quarter of 2016, which included a large sale in California.

Operating income for North America Lottery rose 29% to $79 million reflecting the contribution from the New Jersey incentive and higher same-store revenues, partly offset by lower product sales.

International

International revenue was $211 million compared to $207 million in the second quarter of 2016. On a constant currency basis, International revenue increased 3%.

Lottery same-store revenue grew 3.6% on broad-based strength in Latin America.

Gaming service revenue was $43 million compared to $46 million in the second quarter of 2016, down 4% at constant currency due to lower interactive revenue. The installed base continued to grow led by Greece and South Africa.

Product sale revenue rose to $79 million from $73 million in the prior-year period, driven by higher gaming terminal sales in Latin America and EMEA, including revenue recognized for gaming machines shipped in the first quarter of 2017. The segment shipped a total of 3,591 gaming machine units during the second quarter of 2017 compared to 2,989 units in the prior-year period, led by strong replacement unit demand.

International operating income, at constant currency, increased 68% on higher gaming product sales and favorable mix; reduced selling, general and administrative expenses; and lower bad debt and impairment expenses.

Italy

Italy revenue was $404 million compared to $443 million in the second quarter of 2016. At constant currency, revenue declined 8% as a result of the new Lotto concession dynamics and a lower contribution from late numbers.

Total Lotto wagers in the quarter were €1,842 million compared to €2,056 million in the prior-year period, reflecting significantly lower late numbers activity. Excluding late numbers, Lotto wagers increased 1% over the prior year period reflecting continued strength in 10eLotto. Instant-ticket wagers were essentially unchanged at €2,183 million on strong sales of multiplier tickets despite fewer new ticket launches in 2017.

Machine gaming service revenue was in-line with the prior year period, as increased vertical integration was offset by higher gaming machine taxes. Sports betting revenue increased in the second quarter of 2017 on higher wagers and improved payout.

Italy operating income was $114 million compared to $161 million in the second quarter of 2016. The decrease was mainly attributable to the new Lotto dynamics and lower late number wagers.

Other Developments

The Company’s board of directors declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on August 24, 2017 to holders of record as of the close of business on August 11, 2017.

On July 26, 2017, the Company issued a news release announcing a new term loan facility and amendment to the revolving credit facilities. As communicated in that release, those transactions, along with certain additional actions, are expected to deliver approximately $60 million in annualized interest cost savings.

Outlook

The Company is maintaining its outlook for adjusted EBITDA of $1,600-$1,680 million, and the expectation for net debt remains $6,950-$7,150 million for the full year 2017 period. The outlook for maintenance and growth capital expenditures has been reduced by $50 million to $575-$625 million.

Conference Call and Webcast

Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call to present the second quarter 2017 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1915 for participants in the United Kingdom and +1 877 280 1254 for listeners outside the United Kingdom. The conference ID/confirmation code is 3185617. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1 347 366 9565 using the conference ID/confirmation code 3185617.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	June 30,
	2017	2016

Service revenue	1,023,478	1,089,954
Product sales	196,026	195,515
Total revenue	1,219,504	1,285,469

Cost of services	616,740	637,832
Cost of product sales	138,362	144,640
Selling, general and administrative	210,185	239,241
Research and development	80,512	84,288
Restructuring expense	11,463	6,438
Impairment loss	—	2,352
Transaction income, net	(29,630)	(43)
Total operating expenses	1,027,632	1,114,748

Operating income	191,872	170,721

Interest income	2,460	2,754
Other expense, net	(26,112)	(575)
Foreign exchange (loss) gain, net	(220,386)	88,152
Interest expense	(115,984)	(117,715)
Total non-operating expenses	(360,022)	(27,384)

(Loss) income before provision for income taxes	(168,150)	143,337

Provision for income taxes	84,086	60,439

Net (loss) income	(252,236)	82,898

Less: Net income attributable to non-controlling interests	37,665	10,202

Net (loss) income attributable to IGT PLC	(289,901)	72,696

Net (loss) income attributable to IGT PLC per common share - basic	(1.43)	0.36
Net (loss) income attributable to IGT PLC per common share - diluted	(1.43)	0.36

Weighted-average shares - basic	202,946	201,229
Weighted-average shares - diluted	202,946	201,565

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the six months ended
	June 30,
	2017	2016

Service revenue	2,050,423	2,225,075
Product sales	321,665	341,955
Total revenue	2,372,088	2,567,030

Cost of services	1,241,034	1,286,595
Cost of product sales	252,698	266,416
Selling, general and administrative	410,709	466,767
Research and development	163,133	168,995
Restructuring expense	20,730	15,856
Impairment loss	—	2,352
Transaction (income) expense, net	(27,309)	1,431
Total operating expenses	2,060,995	2,208,412

Operating income	311,093	358,618

Interest income	5,086	7,047
Other expense, net	(23,445)	(7,901)
Foreign exchange loss, net	(267,223)	(73,404)
Interest expense	(230,783)	(236,130)
Total non-operating expenses	(516,365)	(310,388)

(Loss) income before provision for income taxes	(205,272)	48,230

Provision for income taxes	73,756	51,781

Net loss	(279,028)	(3,551)

Less: Net income attributable to non-controlling interests	65,663	16,527

Net loss attributable to IGT PLC	(344,691)	(20,078)

Net loss attributable to IGT PLC per common share - basic	(1.70)	(0.10)
Net loss attributable to IGT PLC per common share - diluted	(1.70)	(0.10)

Weighted-average shares - basic	202,714	200,840
Weighted-average shares - diluted	202,714	200,840

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	June 30,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	494,681	294,094
Restricted cash and investments	229,858	247,222
Trade and other receivables, net	824,527	947,237
Inventories	380,307	347,494
Other current assets	381,877	424,727
Income taxes receivable	21,474	28,792
Total current assets	2,332,724	2,289,566

Systems, equipment and other assets related to contracts, net	1,368,878	1,199,674
Property, plant and equipment, net	196,529	357,841
Goodwill, net	6,391,819	6,810,012
Intangible assets, net	2,403,203	2,874,031
Other non-current assets	1,507,464	1,497,662
Deferred income taxes	32,872	31,376
Total non-current assets	11,900,765	12,770,596

Total assets	14,233,489	15,060,162

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,180,035	1,216,079
Other current liabilities	829,681	1,097,045
Current portion of long-term debt	567,313	77
Income taxes payable	178,945	28,590
Total current liabilities	2,755,974	2,341,791

Long-term debt, less current portion	6,926,234	7,863,085
Deferred income taxes	654,635	761,924
Other non-current liabilities	460,664	444,556
Total non-current liabilities	8,041,533	9,069,565

Total liabilities	10,797,507	11,411,356

Commitments and contingencies	—	—

Redeemable non-controlling interests and shareholders’ equity	3,435,982	3,648,806

Total liabilities, redeemable non-controlling interests, and shareholders’ equity	14,233,489	15,060,162

International Game Technology PLC

Condensed Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the six months ended
	June 30,
	2017	2016
Operating activities
Net loss	(279,028)	(3,551)
Adjustments for:
Foreign exchange loss, net	267,233	73,404
Amortization	218,427	253,074
Depreciation	185,906	198,881
Amortization of upfront payments to customers	101,039	55,178
Loss on early extinguishment of 7.500% Senior Secured Notes due 2019	25,725	—
Debt issuance cost amortization	10,042	9,086
Stock-based compensation expense	3,273	17,034
Non-cash gain on sale of Double Down Interactive LLC	(51,233)	—
Other, net	4,040	21,598
Cash flows before changes in operating assets and liabilities	485,424	624,704
Changes in operating assets and liabilities, net of disposition:
Trade and other receivables	146,763	35,133
Inventories	1,819	(6,271)
Accounts payable	(105,477)	(68,596)
Other assets and liabilities	14,695	(61,163)
Net cash flows provided by operating activities	543,224	523,807

Investing activities
Proceeds from sale of Double Down Interactive LLC, net of cash divested	823,662	—
Proceeds from sale of assets	162,758	49,394
Upfront payments to customers	(185,368)	(390,390)
Capital expenditures	(370,590)	(219,632)
Other	2,620	13,004
Net cash flows provided by (used in) investing activities	433,082	(547,624)

Financing activities
Principal payment on 7.500% Senior Secured Notes due 2019	(355,697)	—
Principal payments on other long-term debt, net	(315,918)	(236,669)
Dividends paid	(81,162)	(80,340)
Dividends paid - non-controlling interests	(50,464)	(27,552)
Payments in connection with the early extinguishment of 7.500% Senior Secured Notes due 2019	(38,824)	—
Return of capital - non-controlling interests	(35,907)	(35,407)
Net (payments of) receipts from financial liabilities	(28,092)	4,510
Capital increase - non-controlling interests	127,211	151,359
Other	(19,352)	(2,288)
Net cash flows used in financing activities	(798,205)	(226,387)

Net increase (decrease) in cash and cash equivalents	178,101	(250,204)
Effect of exchange rate changes on cash	22,486	12,732
Cash and cash equivalents at the beginning of the period	294,094	627,484
Cash and cash equivalents at the end of the period	494,681	390,012

Supplemental Cash Flow Information:
Interest paid	(245,753)	(256,331)
Income taxes paid	(21,492)	(38,742)

International Game Technology PLC

Net Debt

($ thousands)

	June 30,	December 31,
	2017	2016

6.250% Senior Secured Notes due 2022	1,476,196	1,472,150
6.500% Senior Secured Notes due 2025	1,086,213	1,085,537
4.750% Senior Secured Notes due 2023	958,878	884,917
4.125% Senior Secured Notes due 2020	792,032	730,465
5.625% Senior Secured Notes due 2020	594,847	593,954
4.750% Senior Secured Notes due 2020	553,922	509,050
7.500% Senior Secured Notes due 2019	149,420	521,894
5.500% Senior Secured Notes due 2020	126,001	126,294
5.350% Senior Secured Notes due 2023	61,135	61,187
6.625% Senior Secured Notes due 2018	—	521,556
Senior Secured Notes	5,798,644	6,507,004

Term Loan Facilities due 2019	909,931	839,552
Revolving Credit Facilities due 2021	217,659	516,529
Long-term debt, less current portion	6,926,234	7,863,085

6.625% Senior Secured Notes due 2018	567,313	—
Other	—	77
Current portion of long-term debt	567,313	77

Total debt	7,493,547	7,863,162

Cash and cash equivalents	494,681	294,094

Net debt	6,998,866	7,569,068

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

		Adjustments
	Q2 2017				Transaction	Q2 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,219,504	(180)	—	—	—	1,219,324

Cost of services	616,740	(38,510)	—	—	—	578,230
Cost of product sales	138,362	(23,618)	—	—	—	114,744
Selling, general and administrative	210,185	(28,169)	—	—	—	182,016
Research and development	80,512	(210)	—	—	—	80,302
Restructuring expense	11,463	—	—	(11,463)	—	—
Transaction income, net	(29,630)	—	—	—	29,630	—
Total operating expenses	1,027,632	(90,507)	—	(11,463)	29,630	955,292

Operating income	191,872	90,327	—	11,463	(29,630)	264,032

Foreign exchange loss, net	(220,386)	—	220,386	—	—	—
Other (expense) income, net	(26,112)	1,617	—	—	25,725	1,230
Interest expense, net	(113,524)	717	—	—	—	(112,807)
Total non-operating expenses	(360,022)	2,334	220,386	—	25,725	(111,577)

(Loss) income before provision for income taxes	(168,150)	92,661	220,386	11,463	(3,905)	152,455

Provision for income taxes (a)	84,086	32,003	50,428	2,962	(85,782)	83,697

Net (loss) income	(252,236)	60,658	169,958	8,501	81,877	68,758

Less: Net income attributable to non-controlling interests	37,665	26	—	—	—	37,691

Net (loss) income attributable to IGT PLC	(289,901)	60,632	169,958	8,501	81,877	31,067

Net (loss) income per common share - diluted	(1.43)					0.15
Weighted-average shares - diluted (b)	202,946					203,076

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

		Adjustments
	Q2 2016			Impairment/	Transaction	Q2 2016
	As	Purchase	Foreign	Restructuring	(Income)	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	1,285,469	264	—	—	—	1,285,733

Cost of services	637,832	(45,340)	—	—	—	592,492
Cost of product sales	144,640	(29,687)	—	—	—	114,953
Selling, general and administrative	239,241	(34,857)	—	—	—	204,384
Research and development	84,288	(496)	—	—	—	83,792
Restructuring expense	6,438	—	—	(6,438)	—	—
Impairment loss	2,352	—	—	(2,352)	—	—
Transaction income, net	(43)	—	—	—	43	—
Total operating expenses	1,114,748	(110,380)	—	(8,790)	43	995,621

Operating income	170,721	110,644	—	8,790	(43)	290,112

Foreign exchange gain, net	88,152	—	(88,152)	—	—	—
Other expense, net	(575)	1,260	—	—	—	685
Interest expense, net	(114,961)	2,036	—	—	—	(112,925)
Total non-operating expenses	(27,384)	3,296	(88,152)	—	—	(112,240)

Income (loss) before provision for income taxes	143,337	113,940	(88,152)	8,790	(43)	177,872

Provision for (benefit from) income taxes (a)	60,439	41,330	(22,703)	2,054	(32)	81,088

Net income (loss)	82,898	72,610	(65,449)	6,736	(11)	96,784

Less: Net income attributable to non-controlling interests	10,202	25	—	—	—	10,227

Net income (loss) attributable to IGT PLC	72,696	72,585	(65,449)	6,736	(11)	86,557

Net income per common share - diluted	0.36					0.43
Weighted-average shares - diluted	201,565					201,565

(a) Provision for (benefit from) income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Year to date	Adjustments				Year to date
	June 2017				Transaction	June 2017
	As	Purchase	Foreign	Restructuring	and Refinancing	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	2,372,088	(358)	—	—	—	2,371,730

Cost of services	1,241,034	(80,740)	—	—	—	1,160,294
Cost of product sales	252,698	(53,300)	—	—	—	199,398
Selling, general and administrative	410,709	(63,097)	—	—	—	347,612
Research and development	163,133	(411)	—	—	—	162,722
Restructuring expense	20,730	—	—	(20,730)	—	—
Transaction income, net	(27,309)	—	—	—	27,309	—
Total operating expenses	2,060,995	(197,548)	—	(20,730)	27,309	1,870,026

Operating income	311,093	197,190	—	20,730	(27,309)	501,704

Foreign exchange loss, net	(267,223)	—	267,223	—	—	—
Other (expense) income, net	(23,445)	1,651	—	—	25,725	3,931
Interest expense, net	(225,697)	1,805	—	—	—	(223,892)
Total non-operating expenses	(516,365)	3,456	267,223	—	25,725	(219,961)

(Loss) income before provision for income taxes	(205,272)	200,646	267,223	20,730	(1,584)	281,743

Provision for income taxes (a)	73,756	70,232	61,096	6,134	(84,929)	126,289

Net (loss) income	(279,028)	130,414	206,127	14,596	83,345	155,454

Less: Net income attributable to non-controlling interests	65,663	51	—	—	—	65,714

Net (loss) income attributable to IGT PLC	(344,691)	130,363	206,127	14,596	83,345	89,740

Net (loss) income per common share - diluted	(1.70)					0.44
Weighted-average shares - diluted (b)	202,714					203,066

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except share amounts)

	Year to date	Adjustments				Year to date
	June 2016			Impairment/		June 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense	Adjusted

Total revenue	2,567,030	956	—	—	—	2,567,986

Cost of services	1,286,595	(91,144)	—	—	—	1,195,451
Cost of product sales	266,416	(59,351)	—	—	—	207,065
Selling, general and administrative	466,767	(69,603)	—	—	—	397,164
Research and development	168,995	(994)	—	—	—	168,001
Restructuring expense	15,856	—	—	(15,856)	—	—
Impairment loss	2,352	—	—	(2,352)	—	—
Transaction expense, net	1,431	—	—	—	(1,431)	—
Total operating expenses	2,208,412	(221,092)	—	(18,208)	(1,431)	1,967,681

Operating income	358,618	222,048	—	18,208	1,431	600,305

Foreign exchange loss, net	(73,404)	—	73,404	—	—	—
Other expense, net	(7,901)	4,092	—	—	—	(3,809)
Interest expense, net	(229,083)	4,074	—	—	—	(225,009)
Total non-operating expenses	(310,388)	8,166	73,404	—	—	(228,818)

Income (loss) before provision for income taxes	48,230	230,214	73,404	18,208	1,431	371,487

Provision for income taxes (a)	51,781	81,901	13,574	5,180	262	152,698

Net (loss) income	(3,551)	148,313	59,830	13,028	1,169	218,789

Less: Net income attributable to non-controlling interests	16,527	50	—	—	—	16,577

Net (loss) income attributable to IGT PLC	(20,078)	148,263	59,830	13,028	1,169	202,212

Net (loss) income per common share - diluted	(0.10)					1.00
Weighted-average shares - diluted (b)	200,840					201,547

(a) Provision for (benefit from) income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

(b) Weighted-average shares — diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	June 30,
	2017	2016

Net (loss) income	(252,236)	82,898
Provision for income taxes	84,086	60,439
Non-operating expenses	360,022	27,384
Amortization	102,186	127,578
Depreciation	93,985	100,364
Amortization of upfront payments to customers	51,640	27,769
Restructuring expense	11,463	6,438
Stock-based compensation expense	2,424	7,732
Bad debt expense	11	—
Impairment loss	—	2,352
Non-cash purchase accounting (excluding D&A)	(204)	224
Transaction income, net	(29,630)	(43)
Adjusted EBITDA	423,747	443,135

Cash flows from operating activities	259,556	318,202
Capital expenditures	(198,538)	(121,961)
Upfront payments to customers	(185,368)	(390,390)
Free Cash Flow	(124,350)	(194,149)

International Game Technology PLC Segment Performance

Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC		Quarter Change
	2016	2017	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming

Total Revenue	663	630	-4.9%	-4.5%

Gaming Services	495	454	-8.3%	-7.8%
Terminal	320	311	-2.7%	-2.4%
Social (DDI)	72	43	-40.1%	-39.9%
Other	103	99	-3.5%	-2.0%

Product Sales	168	177	5.1%	5.0%
Terminal	106	132	25.3%	25.0%
Other	63	44	-28.8%	-28.8%

Lottery

Total Revenue	546	502	-8.1%	-7.6%

Lottery Services	519	485	-6.6%	-6.2%
FM/Concessions	458	426	-7.0%	-6.6%
LMA	39	55	42.1%	42.1%
Other Services	22	4	-82.8%	-79.9%

Product Sales	27	18	-35.5%	-35.3%
Terminal	8	1	-85.8%	-85.8%
Systems/Other	19	16	-13.1%	-12.9%

Other

Total Revenue	76	87	13.9%	14.5%

Service Revenue	76	85	12.0%	12.4%
Product Sales	0	2	586.2%	636.8%

Consolidated

Revenue	1,285	1,220	-5.1%	-4.7%

Operating Income:
Segment Total	338	315	-6.9%	-6.8%
Purchase Accounting	(111)	(90)	-18.4%	-18.3%
Corporate Support	(57)	(33)	-42.7%	-41.1%
Total	171	192	12.4%	12.1%

	NORTH AMERICA GAMING & INTERACTIVE		Quarter Change
	2016	2017	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming

Total Revenue	350	310	-11.3%	-11.1%

Gaming Services	246	208	-15.4%	-15.3%
Terminal	132	122	-7.5%	-7.4%
Social (DDI)	72	43	-40.1%	-39.9%
Other	42	43	2.3%	2.4%

Product Sales	104	102	-1.6%	-1.3%
Terminal	64	74	16.3%	16.8%
Other	40	28	-30.3%	-30.0%

Total

Revenue	350	310	-11.3%	-11.1%

Operating Income	88	76	-13.5%	-14.5%

	NORTH AMERICA LOTTERY		Quarter Change
	2016	2017	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming

Total Revenue	37	37	-1.6%	-1.1%

Gaming Services	37	37	-1.5%	-1.1%
Terminal	26	25	-1.1%	-1.1%
Social (DDI)	0	0	0.0%	0.0%
Other	12	11	-2.4%	-1.0%

Product Sales	0	0	-34.3%	-34.3%
Terminal	0	0	-100.0%	-100.0%
Other	0	0	-28.7%	-28.7%

Lottery

Total Revenue	249	256	2.9%	2.9%

Lottery Services	230	242	5.1%	5.1%
FM/Concessions	163	158	-3.0%	-3.0%
LMA	39	55	42.1%	42.1%
Other Services	28	28	0.5%	0.5%

Product Sales	19	15	-22.9%	-22.8%
Terminal	8	1	-85.7%	-85.7%
Systems/Other	11	14	20.2%	20.3%

Total

Revenue	286	293	2.3%	2.4%

Operating Income	61	79	29.2%	28.9%

	INTERNATIONAL		Quarter Change
	2016	2017	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming

Total Revenue	110	117	6.0%	6.7%

Gaming Services	46	43	-7.0%	-4.2%
Terminal	13	13	0.7%	1.3%
Social (DDI)	0	0	0.0%	0.0%
Other	34	30	-10.0%	-6.2%

Product Sales	64	74	15.4%	14.5%
Terminal	42	58	38.5%	37.3%
Other	22	16	-27.6%	-27.9%

Lottery

Total Revenue	79	75	-5.1%	-2.6%

Lottery Services	70	72	1.8%	4.6%
FM/Concessions	53	49	-7.7%	-5.5%
LMA	0	0	0.0%	0.0%
Other Services	18	23	30.5%	35.0%

Product Sales	8	3	-65.0%	-64.6%
Terminal	1	0	-87.0%	-87.0%
Systems/Other	8	3	-63.2%	-62.7%

Other

Total Revenue	18	20	7.7%	7.6%

Service Revenue	18	18	-0.7%	-1.6%
Product Sales	0	2	586.2%	636.8%

Total

Revenue	207	211	2.0%	3.3%

Operating Income	28	45	63.3%	68.4%

	ITALY		Quarter Change
	2016	2017	Percentage	Constant FX
	Q2	Q2	Q2	Q2
Gaming

Total Revenue	166	165	-0.4%	0.1%

Gaming Services	166	165	-0.5%	-0.1%
Terminal	150	150	0.2%	0.7%
Social (DDI)	0	0	0.0%	0.0%
Other	16	14	-7.8%	-7.2%

Product Sales	0	1	92.3%	96.0%
Terminal	0	0	0.0%	0.0%
Other	0	0	34.7%	39.4%

Lottery

Total Revenue	219	171	-21.7%	-21.5%

Lottery Services	219	171	-21.7%	-21.5%
FM/Concessions	242	219	-9.6%	-9.4%
LMA	0	0	0.0%	0.0%
Other Services	(23)	(48)	102.7%	103.2%

Product Sales	0	0	0.0%	0.0%
Terminal	0	0	0.0%	0.0%
Systems/Other	0	0	0.0%	0.0%

Other

Total Revenue	58	67	15.9%	16.8%

Service Revenue	58	67	15.9%	16.8%
Product Sales	0	0	0.0%	0.0%

Total

Revenue	443	404	-8.8%	-8.4%

Operating Income	161	114	-29.2%	-28.9%

Consolidated Key Performance Indicators (KPIs)

	Second Quarter
Period Ended June 30	2017	2016	% change

Installed base (end of period)
Casino	34,853	33,399	4.4%
VLT - Government Sponsored (ex-Italy)	16,192	15,605	3.8%
VLT - Italy Supplier (B2B)	8,819	8,159	8.1%
Total installed base	59,864	57,163	4.7%
Yield (average revenue per unit per day - $0.00)	29.63	32.57	-9.0%

Additional Italian Network Details:
VLT - Operator (B2C)	10,907	10,995	-0.8%
AWP	59,070	56,300	4.9%

Machine units shipped
New/Expansion	1,849	1,447	27.8%
Replacement	7,035	6,705	4.9%
Total machines shipped	8,884	8,152	9.0%

Global lottery same-store revenue growth
Instants & draw games			4.9%
Multistate Jackpots			-14.1%
Total lottery same-store revenue growth (ex-Italy)			2.6%
Italy lottery revenue growth			-21.5%

North America KPIs

	Second Quarter
Period Ended June 30	2017	2016	% change

Installed base (end of period)
Casino	23,649	24,171	-2.2%
VLT - Government Sponsored	15,267	15,355	-0.6%
Total installed base	38,916	39,526	-1.5%

Machine units shipped
New/Expansion	1,408	1,277	10.3%
Replacement	3,885	3,886	0.0%
Total machines shipped	5,293	5,163	2.5%

Lottery same-store revenue growth
Instants & draw games			5.6%
Multistate Jackpots			-18.2%
Total lottery same-store revenue growth			2.2%

International KPIs

	Second Quarter
Period Ended June 30	2017	2016	% change

Installed base (end of period)
Casino	11,204	9,228	21.4%
VLT - Government Sponsored	925	250	270.0%
Total installed base	12,129	9,478	28.0%

Machine units shipped
New/Expansion	441	170	159.4%
Replacement	3,150	2,819	11.7%
Total machines shipped	3,591	2,989	20.1%

Lottery same-store revenue growth
Instants & draw games			2.8%
Multistate Jackpots			16.8%
Total lottery same-store revenue growth			3.6%

Italy KPIs

Period Ended June 30	Second Quarter
(In € millions, except machines)	2017	2016	% change

Lottery
Lotto wagers	1,842	2,056	-10.4%
10eLotto	1,269	1,191	6.6%
Core	484	542	-10.6%
Late Numbers	88	324	-72.8%

Scratch & Win Wagers	2,183	2,200	-0.8%

Italy lottery revenue growth			-21.5%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,907	10,995	-0.8%
VLT - Supplier (B2B)	8,819	8,159	8.1%
AWP	59,070	56,300	4.9%
Total Installed Base	78,796	75,454	4.4%

Wagers
VLT - Operator (B2C)	1,370	1,324	3.5%
AWP	960	1,034	-7.2%
Interactive Wagers (Gaming)	413	398	3.8%

Other
Sports Betting Wagers(1)	226	206	9.5%
Sports Betting Payout (%)(1)	82.3%	86.5%	-4.2	pp

(1) Includes Virtual Wagers and Pools & Horses